April 19, 2012

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Attention:	Kathleen Collins, Accounting Branch Chief Laura Veator, Staff Accountant

Re:

Keynote Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011 - Filed December 13, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011 - Filed February 9, 2012
File No. 000-27241

Ladies and Gentlemen:

We are writing in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received on April 6, 2012. Keynote Systems, Inc. (the “Company”) is providing responses to the comments as set forth below. For the Staff’s convenience, the Company has reproduced the comments below.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial measures and Other Operational Data, page 48

1.             We note your response to prior comment 2. Please tell us how you considered the provisions of Item 10(e)(1)(ii)(A) which prohibit exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures, other than the measures EBIT or EBITDA. While we note from your response that your provision for income taxes differs significantly from cash taxes paid, historically due in part to the valuation allowance reversal and prospectively due to net operating loss carry forwards which have been recorded as deferred tax assets, tell us how you considered other elements of the tax provision that will require cash settlements. Further, tell us what consideration you have given to disclosing the nature of these adjustments.

United States Securities and Exchange Commission

April 19, 2012

The Company and the analysts that follow the Company consider the financial measures of non-GAAP net income and non-GAAP net income per share as performance measures and not liquidity measures. Analysts reports on the Company primarily focus on “adjusted EPS,” “non-GAAP EPS” or “pro forma EPS,” along with revenue, in their evaluation of the Company’s performance. These EPS performance measures are the equivalent of our non-GAAP net income per share. Based on the context in which these performance measures are used in the analysts’ reports, we do not believe that the analysts that follow the Company consider non-GAAP net income and non-GAAP net income per share to be a liquidity measure. Furthermore, these financial measures have been consistently used and reported for all periods presented by the Company and its analysts. Additionally, non-GAAP net income includes non-cash items such as depreciation expense and also reflects the ratable recognition of deferred revenue that does not match the cash received.  Therefore, the Company believes this further indicates that non-GAAP net income should not be characterized as a liquidity measure.  Accordingly, the Company does not believe that the prohibition of Item 10(e)(1)(ii)(A) is applicable. The financial measures that the Company and the analysts that follow the Company consider as liquidity measures include cash flow from operations and free cash flow.

The Company has considered the elements of its tax provision including the timing of the recognition of any deferred tax liabilities and the movement in the deferred tax assets. Based on our analysis, the Company does not believe that the other elements of the tax provision will result in significant future cash payments due to the substantial net operating loss and credit carryforwards available. When the Company has utilized its net operating loss and credit carryforwards, the Company will make the appropriate adjustments to the calculation of non-GAAP net income and non-GAAP net income per share.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

Legal Proceedings, page 90

2.             We note from your response to prior comment 4, if it is determined that a potential loss for the litigation, claim or assessment is less than probable, you assess whether a potential loss is reasonably possible, and disclose an estimate of the possible loss or range of loss; provided however, if a reasonable estimate cannot be made, you provide a disclosure to that effect. However, it does not appear that you have provided this disclosure with respect to each of your outstanding legal matters. Please confirm that you will include this disclosure in future filings.

In future filings beginning with the Company’s Form 10-Q for the period ending March 31, 2012, the Company will provide disclosure that a loss is not probable or that a reasonable estimate cannot be made with respect to each of our outstanding legal matters, or, if circumstances have changed and a loss is probable and an estimate can be made, the Company will disclose an estimate of the possible loss or range of loss.

United States Securities and Exchange Commission

April 19, 2012

The Company advises the Staff that with respect to the specific litigations to which the Company is currently involved, as described in Note 16 of the Form 10-Q filed February 9, 2012 (hereinafter “Note 16”), the Company will be deleting the description of the first matter, the Class action lawsuit and global settlement (the “August 2001 litigation”) described in the first two paragraphs of Note 16 under “Legal Proceedings,” as it no longer requires additional disclosure as the August 2001 litigation is now concluded at no cost to the Company. With respect to the second matter, the October 2007 lawsuit captioned Simmonds v. JPMorgan Chase & Co., et al, described in the third paragraph of Note 16 under “Legal Proceedings,” the Company believes that the last sentence of the disclosure is responsive to the Staff’s comment. With respect to the third item discussed, the other legal proceedings, claims and litigation arising in the ordinary course of business described in the fourth paragraph of Note 16 under “Legal Proceedings,” the Company will revise the disclosure in the fourth paragraph to read as follows:

The Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters—consisting of the fees and costs that are required for a litigation matter from its commencement to final disposition or settlement—will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. No amount has been accrued as of March 31, 2012 since management believes that the Company’s liability, if any, is not probable and cannot be reasonably estimated.

Form 10-Q for the Quarter Ended December 31, 2011

Condensed Consolidated Statements of Operations, page 5

3.             We note from your response to prior comment 6 that you believe the presentation of net revenue and costs of revenue in the condensed consolidated statement of operations for the quarter ended December 31, 2011 complies with Rule 10-01(a)(3) for interim financial statements. However, we note that it appears your license revenue is more than 15% of average net income for the most recent three fiscal years, and has also increased by more than 20% as compared to the corresponding interim period of the preceding fiscal year. Please tell us your consideration to separately disclose product and service revenue and their respective costs on the face of your consolidated financial statements in your interim financial statements and explain further how you determined that your current disclosures comply with Rule 10-01(a)(3) of Regulation S-X.

We considered the following to determine whether to separately disclose product and service revenue and their respective costs of sales on the face of our interim financial statements:

1)              We believe license revenue is a subcaption instead of a major caption. We understand major captions refer to numbered captions based upon both Rule 10-01(a)(2) and 5-03(b) of Regulation S-X. License revenue is not a numbered caption, such as 1. Net sales and gross revenue, but rather a subcaption.

United States Securities and Exchange Commission

April 19, 2012

2)              Rule 10-01(a)(3) of Regulation S-X indicates “interim statements of income shall also include major captions prescribed by the applicable sections of this Regulation. When any major income statement caption is less than 15% of average net income for the most recent three fiscal years and the amount in the caption has not increased or decreased by more than 20% as compared to the corresponding interim period of the preceding fiscal year, the caption may be combined with others.” Rule 10-01(a)(2) specifically mentions “major captions (i.e. numbered captions).”

3)              Rule 5-03(b) of Regulation S-X states that “if income is derived from more than one of the subcaptions described under 10.5-03.01, each class which is not more than 10 percent of the sum of the items may be combined with another class. Under Rule 5-03(b) major numbered captions are 1. Net sales and gross revenues whereas subcaptions are: (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.

4)              When considering a fair presentation of the interim financial statements, we did separately report the breakout of revenues in Note 4, which we believe provides a meaningful presentation to the users of interim financial statements. Rule 10-01(a)(5) states that, “The interim financial information shall include disclosures either on the face of the financial statements or in the accompanying footnotes sufficient so as to make the interim information presented not misleading.” For purposes of our annual consolidated financial statements for the year ending September 30, 2012, we will separately present product and service revenues and the respective costs of revenue on the face of the consolidated statement of operations, pursuant to Rule 5-03 (b)(1) and (2), provided that system license revenues, which represents product revenues, exceeds 10% of total consolidated revenue for the year.

Therefore, we believe our presentation of Net revenues is in compliance with Rule 10-01(a)(3) as we have disclosed the major numbered caption under Rule 5-03(b).

United States Securities and Exchange Commission

April 19, 2012

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Keynote Systems, Inc.

By:	/s/ Curtis H. Smith
Curtis H. Smith
Chief Financial Officer

cc:	Umang Gupta
David F. Peterson
Matthew Quilter, Esq.
Jeffrey Vetter, Esq.
Brian Baer